

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 19, 2007

By Facsimile and U.S. Mail

William B. Timmerman
Chief Executive Officer
SCANA Corporation
1426 Main Street
Columbia, South Carolina 29201

> **Re:** **SCANA Corporation**
> **South Carolina Electric & Gas Company**
> **Form 10-K fiscal year end December 31, 2006**
> **Filed March 1, 2007**
> **File Nos. 001-08809 and 001-03375**

Dear Mr. Timmerman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. William B. Timmerman
SCANA Corporation
April 19, 2007
Page 2

SCANA Corporation

Form 10-K for the year ended  December 31, 2006

General

1. Our review encompassed SCANA Corporation and South Carolina Electric & Gas Company.  In the interest of reducing the number of comments, we did not address each registrant with a separate comment.  To the extent a comment is applicable to both, please address the issue separately.

Item 8 Financial Statements and Supplementary Data

Statement of Cash Flows, page 50

2. Please explain to us how you account for your over and under collected fuel costs in your Statements of Cash Flows.

3. We note from the income statement that your equity investees have experienced consecutive losses in recent fiscal years.  Please explain how you account for cash distributions from your equity method investees in your Statements of Cash Flows.  Tell us whether the distributions in each of the years presented represented a return on your investment or a return of your investment.  Clarify the nature of the distributions accordingly in future filings. See SFAS 95 paragraph 16b.

Note 3-Employee Benefit Plans and Equity Compensation Plan, page 60

4. Please explain why there was a reduction of prior compensation accruals upon your adoption of SFAS 123(R).


        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please submit your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,


Michael Moran
Accounting Branch Chief